Mail Stop 3720

July 31, 2006

Via U.S. Mail and Fax
Mr. Jean-Pascal Beaufret
Chief Financial Officer
Alcatel
54, rue La Boétie
75008 Paris, France

      RE: Alcatel
            Form 20-F for the fiscal year ended December 31, 2005
            Filed March 31, 2006
            File No. 001-11130

Dear Mr. Beaufret:

We have reviewed your letter dated July 24, 2006, as well as your filing, and have the following comments. As noted in our letter dated July 13, 2006, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Consolidated Income Statements, page F-2

1.   Please be advised that we are still evaluating your response to comment 1.

Note 4 – Information by business segment and by geographical segment, page F-26

2.   Please expand your response to comment 2 to specifically address the following
        for each of the expense items: share-based payments, restructuring costs,
        impairment of capitalized development costs and gain/(loss) on disposal of
        consolidated entities:

        •   Why you believe the expense is unrelated to the individual business
            segments' operating activities.
        •   Why you believe the expense cannot be directly attributed or allocated to
            the individual business segments.

Note 24 – Compound financial instruments, page F-63

3.   We note your response to prior comment 5. It is our understanding that the
        ORANE notes were issued on December 19, 2002 and that the full amount of the
        discounted interest was paid on January 2, 2003. Confirm that at the time the
        ORANE notes were issued the company did not intend to pay the full amount of
        the discounted interest shortly thereafter. Help us understand what factors
        transpired in the period from December 19, 2002 through January 2, 2003 that led
        the company to its decision to pay the full amount of the discounted interest.
        Address how you determined that treating these as separate transactions, instead
        of considering this as one transaction that transpired over a 15 day period, was the
        most appropriate manner in which to account for the events.

4.   Assuming that the issuance of the ORANE notes and the payment of the full
        amount of the discounted interest should be accounted for as two separate
        transactions, please expand your prior response to address how you determined
        the appropriate liability to recognize initially under paragraph AG31 (a) of IAS
        32. You have stated that you recognized the liability component the full amount
        of interest from the date of settlement to the maturity date, discounted at a rate of
        7.91%, or €132 million. It appears that an argument could be made that the
        liability component of this compound financial instrument is in essence a zero
        coupon note whose value in the aggregate, calculated as the net present value of
        the principle plus interest payments of 7.91%, is €132 million, and only the
        principal portion of the zero coupon note should be recognized initially.

5.   We note your response to comment 6; however, we do not believe that mezzanine
        level presentation, as discussed by ASR 268, is the appropriate US GAAP
        classification for the ORANE note. It is unclear whether you believe the ORANE
        note to be an equity or debt host instrument under US GAAP. For example, you
        have classified it within the mezzanine level on the balance sheet, which would
        appear to indicate that you believe it to be an equity host instrument with certain
        features that preclude permanent equity classification. However, you have

characterized the associated cash payments as interest rather than as dividends, indicating this is a debt host contract. Please clarify your position for us, citing relevant US GAAP literature where appropriate. Please also tell us whether the ORANE note has priority in liquidation or any other features that led you to your conclusion.

Note 33 – Payroll and staff training rights, page F-86

6.   We note your response to comments 8 through 10. In order to help us better understand the training rights received by your French employees, please address the following in your response letter:
   - Tell us what costs you are responsible for when you and the employee agree on the training elected by the employee. Do the employees get reimbursed by you for their time in training?
   - Tell us what costs you are responsible for when you and the employee disagree on the training elected for two consecutive years and the training organization decides positively in favor of the employee.

Note 39 – Summary of differences between accounting principles followed by Alcatel and U.S. GAAP, page F-120

(a) Differences in accounting for business combinations, page F-120

7.   We note your response to comment 11; however, we continue to believe that under US GAAP the excess of €114 million should have been allocated to the long-lived assets acquired in the acquisition. Please explain to us why such an allocation would not have a material impact on your US GAAP reconciliation and summary financial statements for 2003, 2004 and 2005. As part of your response, please tell us what the useful lives are of the long-lived assets (including acquired technology) acquired in this acquisition. Given that the €114 million should have been allocated to the long-lived assets acquired in the acquisition, also address whether an impairment charge associated with these assets would have been required in 2003, 2004 and 2005.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director